

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Sanjit Biswas
Chief Executive Officer
Samsara Inc.
1990 Alameda Street, Floor 5
San Francisco, CA 94103

> **Re: Samsara Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted June 23, 2021**
> **CIK No. 0001642896**

Dear Mr. Biswas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 12, 2021.

Amendment No. 3 to Registration Statement on Form S-1

Quarterly Reconciliation of Adjusted Free Cash Flow to Net Cash Used in Operating Activities, page 92

1. We note your response to prior comment 10 and your quarterly reconciliation of Adjusted Free Cash Flow. Please revise the caption for the GAAP measure to which "Adjusted Free Cash Flow" is reconciled to "Net cash used in operating activities."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Common Stock Valuations, page 97

2.  Please expand your disclosure to reflect your response to prior comment 15, including the following:
    - how you considered and weighted the market and income approaches to determine the enterprise value, commencing with your August 2020 valuation;
    - how you weighted the PWERM and secondary transaction (Series F preferred stock financing transaction) during each of the November 2020 and February 2021 valuation dates;
    - your assumptions were regarding the risk adjusted discount rate, non-marketability discount, estimated time to a liquidity event, and weighting of probability scenarios underlying the PWERM during each of the valuations as of August 2020 and November 2020; and
    - your assumptions subsequent to the grant dates following the February 1, 2021 valuation date.

3.  Per your response to prior comment 16, the tender offer was given "meaningful weight in determining the valuation of the Company's common stock." That said, it is unclear why you weighted the August 2020 tender offer of $11.0609 expected per share price at only 33%, considering that it was priced the same as the Extension Series F Preferred Stock Agreement (page F-18) which occurred earlier in May 2020. It appears that it would be more appropriate to prioritize such price, which is an observable input to the fair value of the stock based on orderly transactions, over model-based estimates of fair value. Refer to the guidance in FASB ASC 820-10-35-16A and 16AA in assessing the relevance of secondary market transactions to the fair value of the RSUs.

   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Allison Berry Spinner, Esq.